Mail Stop 3561

August 24, 2006

Byron L. Bergren
President and Chief Executive Officer
The Bon-Ton Stores, Inc.
2801 East Market Street
York, PA 17402

> **Re:** **The Bon-Ton Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **File No. 0-19517**
> **Form 10-Q for Three Months Ended April 29, 2006**
> **Filed June 8, 2006**
> **File No. 0-19517**

Dear Mr. Bergren:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Fiscal 2005 Compared to Fiscal 2004, page 22

1.   Store and item intensifications, foundations area and certain other apparel industry terms may not be easily recognizable to average investors. In future filings please use phrases that transparently express the financial condition and results of operations to investors less familiar with retail industry terms.

Costs and Expenses, page 22

2.   We see your discussion mentions the year to year changes, in both absolute dollar and percentage terms, for functional cost and expense classifications. In future interim and annual filings please provide an expanded analysis that separately quantifies material elements and discusses the underlying qualitative factors contributing to these changes. For example, quantify how much the gross margin was individually impacted by changes in the markup, shrinkage and markdown rates. See SEC Release No. 33-8350.

Contractual Obligations, page 28

3.   Please advise whether or not other long-term liability amounts representing real estate lease related and other amounts are included in your tabular disclosure and revise your disclosure in future filings as appropriate.

Notes to Consolidated Financial Statements, page F-7

3. Accrued Expenses and Other Long-Term Liabilities, page F-18

4.   We note you are self insured for certain workers' compensation and health insurance related claims. Please tell us and disclose in future filings the amount of your self insurance liabilities as of your balance sheet dates and where these amounts are classified. Also, please disclose the changes in the reserves related to your self-insurance obligations to the extent the amounts are material.

12. Shareholders' Equity, page F-27

5.   Please disclose the pertinent rights and privileges of the outstanding common shares. See paragraphs 2 and 4 of SFAS No. 129.

19. Guarantor and Non-Guarantor Subsidiaries, page F-39

6.   Please advise us whether the subsidiary guarantors are 100% owned by the parent registrant and whether all guarantees are full and unconditional and joint and several. If true, please disclose in future filings. See Rule 3-10(i)(8) of Regulation S-X.

Exhibits 31.1 and 31.2

7.   In future filings please exclude all titles and list only the individual names of the certifying officers in your introductory paragraphs. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm for us, if true, the certifications of your officers dated April 12, 1006 and June 8, 2006 are not limited in their individual capacities by the inclusion of their professional titles.

        As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

       You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief